

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
Mail Stop 3561

March 26, 2010

<u>Via U.S. Mail</u>

Terence R. Rogers
Ryerson Holding Corporation
2621 West 15th Place
Chicago, IL 60608

     Re: Ryerson Holding Corporation
            Amendment No. 1 to Registration Statement on Form S-1
            Filed March 10, 2010
            File No. 333-164484

Dear Mr. Rogers:

     We have reviewed your responses to the comments in our letter dated February 18, 2010 and have the following additional comments.

<u>General</u>

1.   We note your response to our prior comment 4 and reissue the comment. Please revise to remove terms like "longstanding," "high quality" and "well-positioned."

<u>Industry Outlook, page 2</u>

2.   We note your statement that the PMI was 56.5 percent in February 2010 and that it marked the seventh consecutive month that the PMI was above 50 percent. Please balance your discussion by revising to include the PMI for January 2010 and noting for investors that while readings above 50 percent indicate that the manufacturing economy is generally expanding, discrepancies in the PMI from month to month, may indicate a slowdown in the rate of that expansion.

3.   Please also briefly explain what PMI measures.

4.   We note your revision in response to our prior comment no. 9. Please further revise your discussion to briefly quantify the improving trend in purchase orders the company has experienced over the past year to the extent practicable or advise.

5.   We note your response to our prior comment no. 12. Please further revise your discussion to quantify your presence in China by indicating your market share in China.

Leading Market Position, page 3

6.   Please clarify if you believe you are the largest distributor in the United States and Canada as one market or in each market individually.

Transformed Operating and Cost Structure, page 3

7.   Refer to the last paragraph. Please provide us with the basis for your belief that you have a more favorable cost structure compared to many of your peers.

Experienced Management Team, page 4

8.   Please expand your discussion to give examples of how senior management has "successfully managed" your company through past market cycles or revise to state as a belief.

Broad-Based Platform for Growth, page 5

9.   We note your revised disclosure in response to our prior comment 16. Please balance this language by indicating that you had net losses for the year ended December 31, 2009.

10.   Please revise to identify who is expecting the service industry to benefit from improving general economic conditions.

Recent Developments, page 7

11.   We note you completed the Ryerson Holding Offering on January 29, 2010, after you had filed the registration statement. Please provide us a brief analysis as to why that offering does not need to be integrated with this one.

Capitalization, page 29

12.   We note your disclosure in footnote (4) that the "as adjusted" amount represents gross proceeds from the Ryerson Holding Offering. Please revise to disclose the

significant details of the Ryerson Holding Offering, including the date the offering was completed , the use offering proceeds and to explain why paid-in capital decreased by $214 million due to this debt issuance.

Dilution, page 30

13. We note from the disclosure in the paragraph preceding the Company's dilution disclosures that the Company's net tangible book value as of December 31, 2009 was approximately $126.0 million or $25.20 per share. This amount appears significantly in excess of that indicated by the Company's December 31, 2009 balance sheet included on page F-5. Please advise or revise as appropriate.

Ryerson Credit Facility, page 42

14. We note your revision in response to our prior comment no. 28. Please further revise your discussion to explain briefly what conditions make an account receivable "eligible" under the revolving credit facility agreement.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Estimates
Goodwill, page 49

15. We note your section on critical accounting policies where you expand on the information included in your Summary of Significant Accounting Policies. However, pursuant to FR-60, this section is intended to focus on the sensitivity aspects of your critical accounting policies, that is, the likelihood that materially different amounts would be reported under different conditions or assumptions. In making disclosures under FR-60, registrants need not repeat information that is already included in the financial statements or other sections of the filing.

For example, we note from the Company's statements of operations and from the discussion provided in MD&A that revenues have declined significantly during the fiscal year ended December 31, 2009 due primarily to volume declines resulting from economic weakness in the manufacturing sector impacting all of the Company's product lines. We also note that revenues also declined due to a decline in selling prices per ton resulting from a significant deterioration in market during 2009 as compared to 2008.Given these adverse economic conditions and trends and their impact on the Company's recent operating results, please tell us and expand your discussion in your critical accounting policies section of MD&A to discuss whether any of your reporting units were at risk of failing step one of the goodwill impairment test (i.e. fair value was not substantially in excess of carrying value) and if so, include the following disclosures for each reporting until that is at risk of failing step one:

- Percentage by which fair value exceeded carrying value as of the date of the most recent test;

- Amount of goodwill allocated to the reporting unit;

- Description of the methods and key assumptions used and how the key assumptions were determined;

- Discussion of the degree of uncertainty associated with the key assumptions; and

- Description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

If you do not believe that any of your reporting units is at risk of failing step one or that no reporting units are at risk, please specifically state so in your revised disclosures.

Business, page 53

16. Please clarify what you mean when you indicate you operate in "growth markets" in China.

Audited Financial Statements for the Year Ended December 31, 2009
Notes to the Financial Statements

17. We note from your response to our prior comment 49 that Ryerson Inc. is restricted from paying certain cash dividends to the Company and it may only pay dividends to the Company to the extent of 50% of future net income, once prior losses are offset. Please revise the notes to the Company's financial statements to disclose this restriction. See Rule 4-08(e) of Regulation S-X.

Balance Sheet, page F-5

18. We note from your response to our prior comment 53 that you believe that because the Company issued the notes and paid the dividend to its stockholders (rather than its subsidiary Ryerson Inc.), you believe that Staff Accounting Bulletin Topic 1:B:3 does not apply. Please note that we believe that SAB Topic 1:B:3 is applicable in the Company's circumstances irrespective of whether the Note Offering and the dividend payment were made by the Company or its subsidiary Ryerson Inc. In this regard,, we believe that because the registrant, Ryerson Holdings completed an offering of Senior Discount Notes that generated proceeds that were used to pay a cash dividend to its stockholders subsequent to year end, and because you intend to use the proceeds

of the common stock offering to repay in full these Senior Discount Notes (Ryerson Holding Notes), SAB Topic 1:B:3 is applicable by analogy. We believe these transactions are in substance, similar to the payment of a distribution to the Company's shareholders using the proceeds of the offering. As such, we continue to believe that you should revise your filing to include a pro forma balance sheet alongside the most recent historical balance sheet (i.e., December 31, 2009) to reflect this distribution accrual and the related debt obligations but not the offering proceeds. Also, please present pro forma per share data for the latest fiscal year (and any subsequent interim period which may be presented in a future amendment) giving effect to the number of shares whose proceeds would be necessary to pay the dividend in addition to historical EPS. See Staff Accounting Bulletin Topic 1.B.3. Please note that we believe SAB Topic 1.B.3 is applicable in the Company's circumstances irrespective of whether the Notes offering and the dividend payment were made by the Company or its subsidiary Ryerson Inc.

Note 3. Inventories, page F-13

19. We note from your response to our prior comment 47 that your inventory is primarily made up of finished goods, and in process inventory is approximately only 1% of total inventory at any given time. Please revise your disclosure in the notes to the financial statements to clarify that most of your inventory is comprised of finished goods.

Note 11. Income Taxes, page F-31

20. We note from your response to our prior comment 55 and revised disclosure in Note 11 that due to historical twelve quarters of cumulative U.S. pre-tax losses incurred during the second quarter of 2009, you were unable to rely on the positive evidence of projected future income, determined it was more likely than not that you would not realize the full value of a portion of your U.S. deferred tax assets, and as a result established a valuation allowance of $74.7 million. Please tell us, and disclose in the notes to the financial statements the nature of the changes in facts and circumstances that caused the valuation allowance to increase from $74.7 million at the end of the second quarter of 2009 to $98.8 million at December 31, 2009.

Note 12. Goodwill, page F-34

21. We note from your disclosure in Note 12 that you adjusted the fair value of the assets acquired and liabilities assumed as part of the Merger totaling ($4.5) million in 2009 and reduced goodwill. In light of the fact that the Merger took place in October 2007, please tell us the nature of these adjustments and explain

why you believe it is appropriate to adjust goodwill during 2009, rather than record the adjustment as current period income or expense.

Note 22. Subsequent Events, page F-40

22. We note from your response to our prior comment 59 that you will revise a subsequent amendment to include disclosure that in connection with this offering, Platinum Advisors and JT Ryerson intend to terminate the Services Agreement, pursuant to which JT Ryerson will pay Platinum Advisors a termination fee. Please revise to disclose the nature and amount of this termination fee as a subsequent event in MD&A and the notes to the financial statements.

Exhibit 23.1 Consent of Ernst & Young

23. Please include a currently dated consent of the independent registered certified public accounting firm in any future amendments to the Form S-1 registration statement.

Other

24. In the event of a delay in the effectiveness of the Form S-1 registration statement, please update the financial statements and related disclosures as required by Rule 3-12 of Regulation S-X.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Claire Erlanger at (202) 551-3301 or Linda Crvkel (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact Tarik Gause at (202) 551-3528 or me at (202) 551-3210 with any questions.

Sincerely,

Susan Block
Attorney-Advisor

cc: Mr.Christopher Greer, Esq.
Willkie Farr & Gallagher LLP
(212) 728-9214 (*facsimile*)